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                                                                     EXHIBIT 9.4

                 AMENDMENT NO. 3 TO INVESTORS RIGHTS AGREEMENT


                This AMENDMENT NO. 3 TO INVESTORS RIGHTS AGREEMENT (this "Amendment") is made effective as of October 25, 2000 and amends that certain INVESTORS RIGHTS AGREEMENT, dated August 22, 1997, by and among CAPSTONE TURBINE CORPORATION, a California corporation (the "Company") and certain of its shareholders, as amended to the date hereof (the "Agreement").

                Whereas, the parties hereto are parties to the Agreement, and desire to amend the Agreement to reduce certain notice periods set forth therein; and

                Whereas, Section 7.2 of the Agreement provides that the Agreement may be amended with the written consent of the holders of at least a majority of the Registrable Shares, as defined in the Agreement;

                NOW, THEREFORE, in consideration of the foregoing and the agreements contained herein, the parties agree as follows:

                1. "Market Stand-Off" Agreement. Section 3.11(ii) of the Agreement is hereby amended and restated to read in its entirety:

                        "(ii) all officers and directors of the Company and all
                other persons with registration rights (other than pursuant to this Agreement) enter into similar agreements."

                2. Other Registration Rights. The second sentence of Section
        3.12 of the Agreement is hereby amended and restated to read in its entirety:

                        "The Company may grant registration rights to any holder
                of Securities or options of the Company, or may include shares held by any such person in any offering contemplated by this Agreement (including shares of Holders who are not entitled to exercise rights under this Article III by reason of Section 3.15 hereof) and any shares so included shall be considered Registrable Shares for all purposes hereunder, in each case without the consent of the Holders so long as the registration rights or rights to participation granted are on a parity with the Holders, and provided that such persons agree in writing to be bound by the provisions of this Agreement and provided further that, if such rights are granted on parity with the Holders, and if the aggregate number of Registrable Shares is increased thereby by at least 10%, the number of permitted Demand Registrations and the number of permitted registrations under Section 3.3(a) shall each be increased by at least one."

                3. No Further Changes. Except as provided above, the Agreement shall remain in full force and effect.

                4. Governing Law and Construction. This Amendment will be governed by and construed in accordance with the laws of California, without regard to the principles



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        of conflicts of law. The language of this Amendment shall be deemed to be the result of negotiation among the parties and their respective counsel and shall not be construed strictly for or against any party. Each party (i) agrees that any action arising out of or in connection with this Amendment shall be brought solely in federal or state courts in Los Angeles, California, (ii) hereby consents to the sole jurisdiction of such courts, and (iii) agrees that, whenever a party is requested to execute one or more documents evidencing such consent, it shall do so immediately.

                5. Counterparts. This Amendment may be executed in any number of counterparts, all of which taken together shall constitute one and the same instrument, and any of the parties hereto may execute this Agreement by signing any such counterpart.




                           [Signature Pages to Follow]


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                IN WITNESS WHEREOF, the parties hereto have executed this
Amendment as of the date first written above.

CAPSTONE TURBINE CORPORATION



/s/ Jeffrey Watts
--------------------------------
Jeffrey Watts
Chief Financial Officer





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